Filed by Kroll Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                               Subject Company: ONTRACK Data International, Inc.
                                                   Commission File No. 000-21375

The following is a press release disseminated by Kroll Inc. on May 1, 2002


For Immediate Release

               Kroll Inc. Reports FIRST Quarter 2002 EPS of $0.10

            Reports Record First Quarter Revenue and Operating Income

       Company Maintains Full-Year 2002 Revenue Growth Targets of 13 - 18%

NEW YORK, May 1, 2002 - Kroll Inc. (Nasdaq: KROL), the global risk consulting company, today announced financial results for the first quarter ended March 31, 2002.

First Quarter 2002 Results

For the first quarter of 2002, net income increased to $2.3 million, or $0.10 per fully-diluted share, from $0.5 million, or $0.02 per fully-diluted share, for the first quarter of 2001. For the first quarter of 2002, net sales grew
10.3 percent to $56.0 million from net sales of $50.8 million for the first quarter of 2001.

Operating income for the first quarter of 2002 was $4.5 million, or 8.0 percent of net sales, compared to operating income of $1.1 million, or 2.1 percent of net sales, for the first quarter of 2001.

Kroll generated cash from operations in the first quarter of 2002 totaling of approximately $1.0 million. At March 31, 2002, Kroll had $10.9 million in unrestricted cash and cash equivalents.

Michael G. Cherkasky, president and chief executive officer, said, "We are pleased to report record first quarter sales and operating income. Our performance was driven by continued strong growth in our Security Services business, as global corporations continue to look to Kroll to address their worldwide security needs. Importantly, our record performance demonstrates the underlying profitability of both Kroll's core security services and its financial services businesses.

"Our outstanding first quarter performance is a direct result of the new Kroll we forged and the organizational improvements we made in 2001," he continued. "The actions we took to restructure and streamline our operations are bearing fruit in the form of significantly increased profitability. Furthermore, the changes we implemented are lasting. We are confident in our growth and profitability expectations for 2002."


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Kroll's Proposed Acquisition of ONTRACK Data International, Inc.

On April 2, 2002, Kroll announced an agreement to buy Ontrack Data International, Inc. (Nasdaq: ONDI) for approximately $140 million in stock. The acquisition will propel Kroll into a leadership position in the data recovery, electronic discovery, and computer forensics markets. The acquisition is expected to be immediately accretive to Kroll's 2002 EPS upon closing, which is expected to occur late in the second quarter, or early in the third quarter, subject to obtaining shareholder approvals and satisfying other customary closing conditions. Ben Allen, current president and chief executive officer of Ontrack, will remain with Kroll and lead this new division to be known as the Data Recovery and Discovery Group.

Business Outlook

The following business outlook contains forward-looking statements intended to provide the range of management's current expectations. These forward-looking statements are subject to risks and uncertainties. As a result, actual results may differ materially from what is expected. The guidance provided in this press release is based on limited information available to the Company at this time, which is subject to change. Although management's expectations may change after May 1, 2002, the Company undertakes no obligation to revise or update these statements.

Overall, Kroll expects its business to perform strongly in 2002. As a result of world events, the Company continues to experience strong demand for its security and investigative financial services.

Kroll continues to expect year-over-year increases in revenue and earnings in each of the next two quarters of 2002. The Company expects the second quarter and third quarter to be stronger than the first quarter.

For the full-year 2002, Kroll is maintaining its revenue growth targets of 13 to 18 percent over 2001 revenue of $207.9 million. The Company is targeting operating income as a percentage of sales to be in the range of 9 to 10 percent. Kroll is projecting to be cash flow positive for the full-year 2002.

The performance targets for 2002 do not include the proposed acquisition of Ontrack or any other potential acquisitions.

Jules Kroll, executive chairman of the board, said, "We are continuing to expect healthy sales growth in 2002 despite overall weakness in the global economy. As organizations continue to address their global security needs, our Security Services engagements are now both larger and longer, giving us more predictable and stable revenue streams. Additionally, demand continues to be strong for our financial services and background checking businesses. As such, we are maintaining our 2002 growth and profitability targets."

In 2002, the Company will incur a non-cash charge for interest expense resulting from the amortization of notes discount of the Senior Secured Subordinated Convertible Notes due 2006. This non-cash interest expense averages approximately $2.3 million annually until the Notes are converted or repaid. This non-cash interest expense is included in the Company's 2002 projections.


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Conference Call

Coincident with this announcement, the Company is hosting a conference call to discuss its first quarter 2002 performance and its outlook for the full-year 2002. The conference call will take place Wednesday, May 1st, at 10:00 a.m. eastern time. Remote live access to the event is available at www.krollworldwide.com.

About the Company:

Kroll Inc. is a global risk consulting company specializing in investigative, intelligence and security services. Headquartered in New York with 55 offices on six continents, Kroll has more than 1,600 employees and serves a multinational clientele of individuals, law firms, corporations, non-profit institutions and government agencies. Operating in three business segments, Kroll provides a broad spectrum of services to help clients reduce risks, resolve problems and capitalize on opportunities. These segments are comprised of (1) consulting services, which include business investigations and intelligence services, and financial services such as forensic accounting and business valuation and corporate recovery; (2) security services, which include crisis management, institutional, architectural and personal security, executive protection, travel and political risk information, and information security and (3) corporate services, which include employee and vendor screening, substance abuse testing and video surveillance.

Kroll has filed a registration statement on Form S-4, which includes a joint proxy statement/prospectus in connection with the acquisition of Ontrack. Kroll and Ontrack intend to mail a definitive joint proxy statement/prospectus to their respective shareholders prior to the meetings of their respective shareholders and will request their proxies at that time. Shareholders of Kroll and Ontrack and other investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Ontrack and the transaction. Any offer of Kroll's securities in the transaction will be made only pursuant to the joint proxy statement/prospectus . Shareholders and other investors may obtain a free copy of the definitive joint proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in the demand for, or in the mix of, the Company's services; project delays or cancellations; cost overruns with regard to fixed price projects; competitive pricing and other competitive pressures; changes in United States and foreign governmental regulation and licensing requirements; currency exchange rate fluctuations; foreign currency restrictions; general economic conditions; political instability in foreign countries in which the Company operates; the Company's ability to implement its internal growth strategy and to integrate and manage successfully any business the Company acquires; that the acquisition of Ontrack does not close or that the companies may be required to

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

modify aspects of the acquisition to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other factors that are set forth in its annual report on Form 10-K for the year ended December 31, 2001.

                       [tables attached on following page]

Contact:

Jason Thompson/Denielle Sachs
The Abernathy MacGregor Group
Tel: 212-371-5999



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                              Kroll Inc.                              4/30/2002
          ----------------------------------------------------------------------
          FINAL                                            Three Months Ended
          (in thousands, except per share data)                  March 31,
                                                         ----------------------
                                                           2002          2001
                                                         --------     ---------
NET SALES
 Consulting services                                     $ 36,005      $ 34,139
 Security services                                          8,914         5,850
 Employee screening services                               11,097        10,786
                                                         --------      --------
                                                           56,016        50,775
COST OF SALES
 Consulting services                                       19,963        20,269
 Security services                                          5,154         3,534
 Employee screening services                                5,912         5,868
                                                         --------      --------
                                                           31,029        29,671
GROSS PROFIT

 Consulting services                                       16,042        13,870
 Security services                                          3,760         2,316
 Employee screening services                                5,185         4,918
                                                         --------      --------
                                                           24,987        21,104
 Operating  expenses
    Selling                                                 4,376         4,755
    G&A                                                    16,117        15,101
                                                         --------      --------

     Operating expenses                                    20,493        19,856
                                                         --------      --------
     Operating income before non-recurring
       expenses                                             4,494         1,248

 Failed separation expenses                                  --             179
                                                         --------      --------

     Operating income                                       4,494         1,069

 OTHER INCOME (EXPENSE):
     Interest expense, net                                   (912)       (1,118)
     Other, net                                               (28)          176
                                                         --------      --------

     Income before provision for income taxes               3,554           127
 Provision for income taxes                                 1,237           304
                                                         --------      --------

     Income (loss) from continuing operations               2,317          (177)

 Income from operations of discontinued
   businesses, net                                           --             647
                                                         --------      --------

      Net Income                                            2,317           470
                                                         ========      ========

Diluted income (loss) per share from continuing          $   0.10         (0.01)
  operations                                             ========      ========

Diluted income per share                                 $   0.10      $   0.02
                                                         ========      ========

Diluted weighted average common shares                     23,788        22,476
  outstanding                                            ========      =========